Mail Stop 4561

December 16, 2008

Alan Trefler
Chief Executive Officer
Pegasystems Inc.
101 Main Street
Cambridge, MA 02142-1590

>   **Re: Pegasystems Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2007**
>   **Filed March 10, 2008**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 4, 2008**
>   **Form 10-Q for Fiscal Quarter Ended September 30, 2008**
>   **Filed November 6, 2008**
>   **File No. 001-11859**

Dear Mr. Trefler:

        We have reviewed your response letter dated November 26, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 31, 2008.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

2007 Compared to 2006

Revenue, page 24

1.   Your response to prior comment 4 does not appear to address our comment as it relates to follow-on sales. You disclose in various places including your business

strategy section on page 4 that you focus on generating follow-on sales subsequent to the sale of initial limited licenses. Considering the significance of the role that follow-on sales appear to play in your overall business performance, please tell us how you considered discussing follow-on sales in your Management's Discussion and Analysis of Financial Condition and Results of Operations pursuant to Section III.B.1 of SEC Release 33-8350.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis

Elements of Compensation

Bonuses, page 17

2. We refer to your response to prior comment 10. Please provide further support for your conclusion that the specific internal numerical performance targets used in determining cash bonuses for named executive officers are not material to investors' understanding of the company's executive compensation policies or decisions for fiscal 2007. In this regard, we note the disclosure in your proxy statement indicating that the "Funding Percentage" used to determine the size of the bonus pool is based 70% in the aggregate on achievement of your revenue, bookings and profitability performance targets. In your next response letter, please clarify for us why you believe that quantitative disclosure of corporate performance targets that collectively appear to impact significantly the size of the bonus pool is not material to investors' understanding of your executive compensation policies and decisions, particularly given the significant percentage of each named executive officer's total compensation that is represented by bonus payments.

Elements of Post-Termination Compensation, page 20

3. We refer to your response to prior comment 11. Given that your employment offer letters do not define what constitutes termination "without cause," you should briefly describe for investors any resulting risks or uncertainties that might therefore arise in the event that one or more of your named executive officers are terminated.

Form 10-Q for Fiscal Quarter Ended September 30, 2008

Part I. Financial Information

Item 4. Controls and Procedures

(b) Changes in Internal Control over Financial Reporting, page 23

4.   We refer to your response to prior comment 6. In your next response letter, please explain why it is not currently possible for the company to provide an estimated timeframe for remediation of its identified material weakness in internal control over financial reporting. In this regard, we note also the disclosure in your Form 10-Q stating that "the material weakness will not be considered remediated until the controls are operational *for a period of time…*" (italics added). Please provide an estimate of how long you expect the newly-implemented controls will need to be operational before you can assess their effectiveness, or explain why you are unable to provide such an estimate.

Part II. Other Information

Item 1A. Risk Factors, page 23

5.   We note you updated your risk factors to disclose that a significant portion of your revenues and receivables are due from customers in the financial services and insurance industries. Please explain to us what consideration you gave to including similar disclosure in your footnotes pursuant to paragraph B-38 of SOP 94-6. As part of your response, tell us how you considered quantifying the percentage of your revenues and receivables due from customers in these industries.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filings, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482, or Mark Shannon, Staff Accountant, at (202) 551-3299 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Katherine Wray, Staff Attorney, at (202) 551-3483 or David Orlic, Special Counsel, at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief